


Global Leader in Immersive Technolo

Ilan Goldberg · 2nd

COO at Avinu Media

Israel · 500+ connections · **Contact info**

 **Avinu Media**

 **Tel Aviv University**

Experience



COO

Avinu Media · Full-time
Aug 2020 – Present · 5 mos
Miami-Fort Lauderdale Area

As the COO of Avinu Media, I overlook the R&D and operations of the company. Avinu Media is building the most ambitious and disruptive solution for Churches to help them educate, enrich, engage and entertain their members in a safe, faith-based way.
Avinu Media is applying the most advanced technologies for streaming, interactive, teaching, and analyzing digital content.



COO

Compedia · Full-time
Jan 1987 – Present · 34 yrs

I head marketing and business development. Contact me to understand how you can transform your learning content to immersive media, to engage your audience of all ages and learning subjects.

Education



Tel Aviv University
Computer Science
1987 – 1992

Skills & endorsements

Start-ups · 22

 Endorsed by **Ygal Dikovsky, who is highly skilled at this**

 Endorsed by **4 of Ilan's colleagues at Co**

Mobile Devices · 17

Brian Hughes and 16 connections have given endorsements for this skill

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Strategic Partnerships · 16

Moshe Elzara and 15 connections have given endorsements for this skill

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Recommendations

Received (0)   **Given (8)**



Alexander Fridman
Senior Software Architect at CG Solutions
July 28, 2020, Ilan managed Alexander directly

Alexander is a great software developer and team leader. H successfully led and delivered complex projects on time, or budget, and on scope. while at the same time maintaining h customer satisfaction. And not less important, Alex is a goo person and a team worker.



Chava Rotman
VP Product
September 22, 2019, Ilan managed Chava directly

Chava is a passionate executive that takes end-to-end management responsibility. In the past 7.5 years, she has managed large-scale products at Compedia from inception full-blown product launch. She has closely collaborated wit R&D teams and motivated cross functional team coll... See

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Accomplishments

2 Languages

English • Hebrew

Interests


Venture Capital Cafe (35,000+ Members
31,219 members


EdTech Start Ups
24,311 members


The Israeli Connection
33,360 members


Tel Aviv University
139,824 followers


Autism Speaks
140,386 followers


Autism Society of America
21,715 followers

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